Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

(in thousands, except for ratio)	Six Months Ended June 30,
	2012	2011
Computation of earnings
Pretax income (a)	$64,417	$79,446
Add:
Interest expense on indebtedness	10,710	14,898
Amortization of debt issue costs	847	561
Interest portion of rent expense (b)	3,547	4,009
Distributed income of equity investees	18,830	15,291
Earnings	$98,351	$114,205

Computation of fixed charges
Interest expense on indebtedness	$10,710	$14,898
Amortization of debt issue costs	847	561
Interest portion of rent expense (b)	3,547	4,009
Fixed charges	$15,104	$19,468

Ratio of earnings to fixed charges	6.51	5.87

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.